SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 2)*

NPS PHARMACEUTICALS, INC. (Name of Issuer)

Common Stock (Title of Class of Securities)

62936P103 (CUSIP Number)

October 14, 2008 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62936P103	13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		498,215
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		498,215

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
498,215

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.05%

12		TYPE OF REPORTING PERSON*
	PN

CUSIP No. 62936P103	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		341,000
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		341,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	341,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.72%

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 62936P103	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,218,000
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,218,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,218,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.58%

12	TYPE OF REPORTING PERSON*
OO

CUSIP No. 62936P103	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		150,000
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	150,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.32%

12	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 62936P103	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		2,207,215
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		2,207,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,207,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.67%

12	TYPE OF REPORTING PERSON*
	PN, HC

CUSIP No. 62936P103	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		2,207,215
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		2,207,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,207,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.67%

12	TYPE OF REPORTING PERSON*
	CO, HC

CUSIP No. 62936P103	13G	Page 8 of 10 Pages

ITEM 1(a).      NAME OF ISSUER: NPS PHARMACEUTICALS, INC. (“NPSP”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

550 Hills Drive, 3rd Floor
Bedminster, NJ 07921

ITEM 2(a).     NAME OF PERSON FILING:

This Schedule 13G/A is being filed on behalf of the following persons (the "Reporting Persons"):

(i)	Biotechnology Value Fund, L.P. ("BVF")
(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
(iii)	BVF Investments, L.L.C. ("BVLLC")
(iv)	Investment 10, L.L.C. ("ILL10")
(v)	BVF Partners L.P. ("Partners")
(vi)	BVF Inc. ("BVF Inc.")

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons comprising the group filing this Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.

ITEM 2(c).     CITIZENSHIP:

BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
BVLLC:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

This Schedule 13G, Amendment No. 2,  is being filed with respect to the common stock, par value $0.001 per share ("Common Stock"), of NPSP. The Reporting Persons' percentage ownership of Common Stock is based on 47,227,375 shares of Common Stock being outstanding.

As of October 14, 2008, BVF beneficially owned 498,215 shares of Common Stock, BVF2 beneficially owned 341,000 shares of Common Stock, BVLLC beneficially owned 1,218,000 shares of Common Stock and ILL10 beneficially owned 150,000 shares of Common Stock. Partners and BVF Inc. may each be deemed to beneficially own 2,207,215 shares of Common Stock.

ITEM 2(e).     CUSIP Number:            62936P103

CUSIP No. 62936P103	13G	Page 9 of 10 Pages

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

Not applicable as this Schedule 13G/A is filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) of this Schedule 13G is hereby incorporated by reference.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [ X ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Mr. Lampert is the owner, sole director and an officer of BVF Inc. BVF Inc. is the general partner of Partners, which is the general partner of BVF and BVF 2. Partners is the manager of BVLLC and is investment adviser to ILL10.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

The members of the group making this filing on Schedule 13G/A are: Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P. and BVF Inc.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 62936P103	13G	Page 10 of 10 Pages

ITEM 10.      CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 21, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President

INVESTMENT 10, L.L.C.*
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P.*
By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.*
		By:	/s/ Mark N. Lampert
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, Amendment No. 2, dated October 21, 2008, relating to the Common Stock of NPS shall be filed on behalf of the undersigned.

Dated:	October 21, 2008

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.
		By:	/s/ Mark N. Lampert
Mark N. Lampert President